UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, transactions, trends, events, dividends, results of operations, and/or financial condition and measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in Item 1A. included herein, the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 (including in “Item 3.D. Risk Factors”), and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business, including the discussion provided in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ in millions and shares in thousands, except per share amounts)

	Notes	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		558	590
Restricted cash and cash equivalents		139	150
Trade and other receivables, net	5	643	670
Inventories, net	6	323	254
Other current assets		455	467
Total current assets		2,118	2,131
Systems, equipment and other assets related to contracts, net		925	899
Property, plant and equipment, net		114	118
Operating lease right-of-use assets		233	254
Goodwill		4,476	4,482
Intangible assets, net	7	1,582	1,375
Other non-current assets		1,009	1,174
Total non-current assets		8,340	8,302
Total assets		10,458	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		697	731
Current portion of long-term debt	8	330	61
Short term borrowings	8	58	—
DDI / Benson Matter provision	10	—	220
Other current liabilities		781	837
Total current liabilities		1,866	1,848
Long-term debt, less current portion	8	5,421	5,690
Deferred income taxes		370	305
Operating lease liabilities		218	239
Other non-current liabilities	9	614	372
Total non-current liabilities		6,624	6,607
Total liabilities		8,490	8,454
Commitments and contingencies	10
Shareholders’ equity
Common stock, par value $0.10 per share; 207,355 shares issued and 200,482 shares outstanding at September 30, 2023; 205,952 shares issued and 199,079 shares outstanding at December 31, 2022		21	21
Additional paid-in capital		2,099	2,199
Retained deficit		(1,000)	(1,164)
Treasury stock, at cost; 6,873 shares at September 30, 2023 and December 31, 2022		(156)	(156)
Accumulated other comprehensive income	12	523	529
Total IGT PLC’s shareholders’ equity		1,487	1,429
Non-controlling interests		480	550
Total shareholders’ equity		1,967	1,979
Total liabilities and shareholders’ equity		10,458	10,433

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ in millions and shares in thousands, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2023	2022	2023	2022
Service revenue	14	828	826	2,508	2,514
Product sales	14	237	234	672	618
Total revenue		1,065	1,060	3,180	3,132
Cost of services		408	415	1,208	1,263
Cost of product sales		146	149	404	388
Selling, general and administrative		217	207	645	595
Research and development		55	67	177	185
Other operating expense, net		—	8	—	9
Total operating expenses		826	849	2,435	2,441
Operating income	14	239	211	745	691
Interest expense, net	8	73	73	214	223
Foreign exchange (gain) loss, net		(23)	(37)	8	(59)
Other non-operating expense (income), net	15	1	(139)	4	8
Total non-operating expenses (income)		50	(103)	226	172
Income before provision for income taxes	11	189	315	519	519
Provision for income taxes	11	66	21	239	74
Net income		123	294	280	445
Less: Net income attributable to non-controlling interests		29	29	117	105
Net income attributable to IGT PLC	13	94	264	164	339

Net income attributable to IGT PLC per common share - basic	13	0.47	1.31	0.82	1.67
Net income attributable to IGT PLC per common share - diluted	13	0.46	1.30	0.81	1.66

Weighted-average shares - basic	13	200,464	201,593	200,078	202,669
Weighted-average shares - diluted	13	203,113	203,105	202,482	204,104

 The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2023	2022	2023	2022
Net income		123	294	280	445
Foreign currency translation adjustments, net of tax	12	(14)	34	(11)	72
Unrealized gain on hedges, net of tax	12	3	1	2	5
Unrealized gain on other, net of tax	12	—	—	—	1
Other comprehensive (loss) income, net of tax		(11)	35	(10)	79
Comprehensive income		112	329	271	524
Less: Comprehensive income attributable to non-controlling interests		19	3	113	41
Comprehensive income attributable to IGT PLC		93	326	158	483

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the nine months ended September 30,
	Notes	2023	2022
Cash flows from operating activities
Net income		280	445
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		228	223
Amortization		165	142
Amortization of upfront license fees		150	146
Deferred income taxes		62	(91)
Stock-based compensation		36	34
Amortization of debt issuance costs		10	11
Foreign exchange loss (gain), net		8	(59)
Loss on extinguishment of debt	8	4	13
DDI / Benson Matter provision		—	270
Gain on sale of business		—	(278)
Other non-cash items, net		(5)	(6)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables		20	29
Inventories		(67)	(74)
Accounts payable		(20)	(30)
DDI / Benson Matter provision	10	(220)	—
Accrued interest payable		(15)	(37)
Accrued income taxes		51	(64)
Other assets and liabilities		(46)	(53)
Net cash provided by operating activities		641	621

Cash flows from investing activities
Capital expenditures		(301)	(226)
Business acquisitions, net of cash acquired		—	(142)
Proceeds from sale of business, net of cash and restricted cash transferred		—	497
Proceeds from sale of assets		14	15
Other		(1)	1
Net cash (used in) provided by investing activities from continuing operations		(289)	145
Net cash provided by investing activities from discontinued operations		—	126
Net cash (used in) provided by investing activities		(289)	271

Cash flows from financing activities
Principal payments on long-term debt	8	(462)	(597)
Net payments on financial liabilities		(66)	(2)
Payments on license obligations		(15)	—
Payments of debt issuance costs		—	(10)
Net proceeds from (payments of) short-term borrowings		56	(51)
Net proceeds from Revolving Credit Facilities		478	42
Repurchases of common stock		—	(93)
Dividends paid		(120)	(121)
Dividends paid - non-controlling interests		(155)	(177)
Return of capital - non-controlling interests		(55)	(58)
Other		(30)	(16)
Net cash used in financing activities		(371)	(1,085)

Net decrease in cash and cash equivalents and restricted cash and cash equivalents		(19)	(193)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(24)	(98)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		697	517

Supplemental Cash Flow Information
Interest paid		236	259
Income taxes paid		126	229
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends paid/declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

Net income	—	—	46	—	—	46	44	90
Other comprehensive income, net of tax	—	—	—	—	1	1	—	1
Total comprehensive income	—	—	46	—	1	47	43	91

Stock-based compensation	—	12	—	—	—	12	—	12
Shares issued under stock award plans	—	(10)	—	—	—	(9)	—	(9)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends paid/declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2023	21	2,132	(1,095)	(156)	525	1,427	473	1,900

Net income	—	—	94	—	—	94	29	123
Other comprehensive loss, net of tax	—	—	—	—	(1)	(1)	(10)	(11)
Total comprehensive income (loss)	—	—	94	—	(1)	93	19	112

Stock-based compensation	—	13	—	—	—	13	—	13
Shares issued under stock award plans	—	(6)	—	—	—	(6)	—	(6)
Return of capital	—	—	—	—	—	—	(10)	(10)
Dividends paid/declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at September 30, 2023	21	2,099	(1,000)	(156)	523	1,487	480	1,967

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	79	—	—	79	38	117
Other comprehensive income (loss), net of tax	—	—	—	—	24	24	(10)	14
Total comprehensive income	—	—	79	—	24	103	28	131

Stock-based compensation	—	10	—	—	—	10	—	10
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(32)	(32)
Repurchases of common stock	—	—	—	(39)	—	(39)	—	(39)
Dividends paid/declared	—	(41)	—	—	—	(41)	(165)	(205)
Balance at March 31, 2022	21	2,296	(1,360)	(80)	436	1,313	521	1,834

Net (loss) income	—	—	(4)	—	—	(4)	38	34
Other comprehensive income (loss), net of tax	—	—	—	—	58	58	(28)	30
Total comprehensive (loss) income	—	—	(4)	—	58	54	10	64

Stock-based compensation	—	12	—	—	—	12	—	12
Capital increase	—	—	—	—	—	—	3	3
Return of capital	—	—	—	—	—	—	(18)	(18)
Repurchases of common stock	—	—	—	(15)	—	(15)	—	(15)
Dividends paid/declared	—	(41)	—	—	—	(41)	(12)	(53)
Balance at June 30, 2022	21	2,268	(1,364)	(95)	494	1,323	504	1,827

Net income	—	—	264	—	—	264	29	294
Other comprehensive income (loss), net of tax	—	—	—	—	62	62	(27)	35
Total comprehensive income	—	—	264	—	62	326	3	329

Stock-based compensation	—	12	—	—	—	12	—	12
Return of capital	—	—	—	—	—	—	(9)	(9)
Repurchases of common stock	—	—	—	(39)	—	(39)	—	(39)
Dividends paid/declared	—	(40)	—	—	—	(40)	(2)	(43)
Balance at September 30, 2022	21	2,240	(1,099)	(134)	555	1,582	495	2,077

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and digital lottery.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Condensed Consolidated Financial Statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 28, 2023 (the “2022 Form 20-F”).

Our Condensed Consolidated Financial Statements are stated in millions of United States (“U.S.”) dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Use of Estimates

The preparation of our Condensed Consolidated Financial Statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board and other authoritative guidance. ASUs adopted in 2023 did not have a material impact on the Company’s financial statements, and ASUs to be adopted in future periods are being evaluated and at this point are not expected to have a material impact on the Company’s financial statements.

3.    Revenue Recognition

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $141 million and $150 million at September 30, 2023 and December 31, 2022, respectively.

Contract liabilities relate to payments received in advance of revenue recognition and include estimated future cash payments to our customers related to contractual obligations such as service level agreements, penalties, and rebates. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $150 million and $139 million at September 30, 2023 and December 31, 2022, respectively.

The amount of revenue recognized in the nine months ended September 30, 2023 that was included in the opening contract liabilities was $48 million.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2023, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 29% within the next 12 months, approximately 27% between 13 and 36 months, approximately 17% between 37 and 60 months, and the remaining balance through September 30, 2034.

4.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the Condensed Consolidated Statements of Operations. Operating lease income was approximately 8% and 6% of total revenue for the three months ended September 30, 2023 and 2022, respectively. Operating lease income was approximately 8% and 6% of total revenue for the nine months ended September 30, 2023 and 2022, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the Condensed Consolidated Statements of Operations. Total sales-type lease income was a nominal amount of total revenue for the three and nine months ended September 30, 2023. Total sales-type lease income was approximately 1% of total revenue for the three and nine months ended September 30, 2022. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the Condensed Consolidated Balance Sheets. Additional information on customer financing receivables is included in Note 5 – Receivables.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ in millions)	September 30, 2023	December 31, 2022
Trade and other receivables, gross	652	680
Allowance for credit losses	(9)	(11)
Trade and other receivables, net	643	670

The following table presents the activity in the allowance for credit losses:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2023	2022	2023	2022
Balance at beginning of period	(10)	(10)	(11)	(15)
(Provisions) benefits, net	—	(1)	1	—
Amounts written off as uncollectible	—	—	—	3
Foreign currency translation	—	—	—	1
Balance at end of period	(9)	(11)	(9)	(11)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $280 million and $266 million during the nine months ended September 30, 2023 and year ended December 31, 2022, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At September 30, 2023 and December 31, 2022, we had $62 million and $126 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

Customer Financing Receivables, net

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the Condensed Consolidated Balance Sheets as follows:

	September 30, 2023			December 31, 2022
($ in millions)	Current Assets	Non-Current Assets	Total	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	184	76	260	184	87	271
Allowance for credit losses	(41)	(8)	(49)	(42)	(11)	(52)
Customer financing receivables, net	144	67	211	143	76	219

The following table presents the activity in the allowance for credit losses:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2023	2022	2023	2022
Balance at beginning of period	(50)	(65)	(52)	(71)
(Provisions) benefits, net	1	(2)	1	3
Amounts written off as uncollectible	—	—	2	1
Foreign currency translation	—	1	—	1
Balance at end of period	(49)	(66)	(49)	(66)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean (“LAC”); and (iii) Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at September 30, 2023 are as follows:

	Year of Origination
($ in millions)	2023	2022	2021	2020	Prior	Total
North America	41	18	2	8	4	74
LAC	35	15	8	4	61	123
EMEA & APAC	20	20	11	4	6	63
	97	54	22	16	71	260

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at September 30, 2023 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	42	11	56
Short-term portion not yet due	46	53	29	128
Long-term portion not yet due	26	28	22	76
	74	123	63	260

6.    Inventories, net

($ in millions)	September 30, 2023	December 31, 2022
Raw materials	207	165
Work in progress	37	24
Finished goods	97	87
Inventories, gross	341	276
Excess and obsolescence reserve	(18)	(22)
Inventories, net	323	254

7.    Intangible Assets, net

Intangible assets at September 30, 2023 and December 31, 2022 are summarized as follows:

	September 30, 2023			December 31, 2022
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:
Customer relationships	2,302	1,551	751	2,303	1,464	838
Computer software and game library	897	837	60	887	809	78
Trademarks	184	125	59	184	119	65
Developed technologies	304	231	73	283	222	61
Licenses	454	77	377	133	55	78
Other	50	35	16	40	31	9
	4,193	2,856	1,337	3,830	2,700	1,130
Unamortized:
Trademarks	245	—	245	245	—	245
	4,438	2,856	1,582	4,075	2,700	1,375

Amortization expense on intangible assets for the three months ended September 30, 2023 and 2022 was $53 million and $46 million, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2023 and 2022 was $159 million and $134 million, respectively.

In June 2023, the Company entered into a ten-year licensing agreement with Sony that grants the Company exclusive rights to the Wheel of Fortune® brand across gaming, lottery, iGaming, and iLottery and non-exclusive rights to distribute Wheel of Fortune® content for free-to-play social casinos. Minimum guaranteed payments of $313 million under the agreement are included as a licensed asset within intangible assets, net with a corresponding licensing obligation payable within other non-current liabilities. Payments due under the agreement commence in 2025.

Other licensed assets reflected within intangible assets include the previously disclosed $75 million multi-year license agreement executed in December 2022. Payments made after the first 90 days following execution of these agreements are classified as payments on license obligations within the financing section of the Condensed Consolidated Statements of Cash Flows.

8.    Debt

The Company’s long-term debt obligations consist of the following:

	September 30, 2023			December 31, 2022
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
3.500% Senior Secured Euro Notes due July 2024	—	—	—	320	(1)	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	499	700	(3)	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(4)	746	750	(5)	745
3.500% Senior Secured Euro Notes due June 2026	795	(3)	791	800	(4)	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	747	750	(4)	746
2.375% Senior Secured Euro Notes due April 2028	530	(3)	527	533	(3)	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	745	750	(5)	745
Senior Secured Notes	4,074	(20)	4,055	4,603	(26)	4,578

Euro Term Loan Facilities due January 2027	848	(7)	840	1,067	(9)	1,058
Revolving Credit Facility A due July 2027	85	(9)	76	65	(10)	55
Revolving Credit Facility B due July 2027	458	(8)	450	—	—	—
Long-term debt	5,465	(43)	5,421	5,735	(45)	5,690

5.350% Senior Secured U.S. Dollar Notes due October 2023	—	—	—	61	—	61
3.500% Senior Secured Euro Notes due July 2024	119	—	119	—	—	—
Euro Term Loan Facilities due January 2027	212	—	212	—	—	—
Current portion of long-term debt	331	—	330	61	—	61

Short-term borrowings	58	—	58	—	—	—

Total debt	5,854	(44)	5,810	5,795	(45)	5,750

At December 31, 2022, $9 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the Condensed Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of September 30, 2023 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2024	—	331	331
2025	500	212	712
2026	750	1,006	1,756
2027	1,077	640	1,717
2028	—	530	530
2029 and thereafter	750	—	750
Total principal amounts	3,077	2,718	5,795

At September 30, 2023 and December 31, 2022, we were in compliance with all covenants under our debt agreements.

On March 13, 2023, Moody’s upgraded our corporate family rating and long-term senior secured debt rating to Ba1 and on February 2, 2023, Fitch Ratings, Inc. assigned a long-term issuer rating of BB+ and a rating of BBB- to our long-term senior secured debt.

Senior Secured Notes

On October 27, 2023, the Parent exercised its right to redeem in full the remaining €112 million of the 3.500% Senior Secured Euro Notes due July 2024 on November 7, 2023 for a redemption price of 100% of the principal amount and a make-whole call premium consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest.

On March 16, 2023, the Parent redeemed €188 million ($202 million) of the 3.500% Senior Secured Euro Notes due July 2024 (the “3.500% Notes”) for total consideration, excluding interest, of €188 million. Also on March 16, 2023, the Parent redeemed $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 (the “6.500% Notes”) for total consideration, excluding interest, of $203 million. The Company recorded a $1 million loss on extinguishment of debt in connection with the redemption of the 3.500% Notes and a $3 million loss on extinguishment of debt in connection with the redemption of the 6.500% Notes, which are classified in other non-operating expense (income), net in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2023.

On January 23, 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs and any short-term borrowings.

($ in millions)	September 30, 2023	December 31, 2022
Carrying value	5,752	5,750
Fair value	5,566	5,576

Interest Expense, net

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2023	2022	2023	2022
Senior Secured Notes	50	63	155	193
Term Loan Facilities	15	6	38	18
Revolving Credit Facilities	12	5	29	16
Other	3	2	8	6
Interest expense	80	76	230	233
Interest income	(7)	(4)	(16)	(10)
Interest expense, net	73	73	214	223

9.    Other Non-Current Liabilities

($ in millions)	Notes	September 30, 2023	December 31, 2022
Licensing obligation payable	7	358	61
Jackpot liabilities		114	114
Reserves for uncertain tax positions		41	52
Contract liabilities	3	46	49
Finance lease liabilities		17	22
Other		39	75
Total other non-current liabilities		614	372

10.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

At September 30, 2023, outstanding liabilities for all legal proceedings, including those discussed in detail below, were $14 million.

With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al. (the “DDI / Benson Matter provision”)

On June 1, 2023, the Court granted the Motion for Final Approval of Settlement and dismissed the case. The Company paid the $270 million agreed upon settlement amount (of which $50 million was placed in escrow in November 2022) on June 13, 2023.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff’s counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has scheduled a new trial date for February 5, 2024, with parties ordered to mediation within 30 days of the trial commencing.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claims damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2022 Form 20-F.

11.    Income Taxes

	For the three months ended September 30, (1)		For the nine months ended September 30,
($ in millions, except percentages)	2023	2022	2023	2022
Income before provision for income taxes	189	315	519	519
Provision for income taxes	66	21	239	74
Effective income tax rate	34.8%	6.7%	46.0%	14.3%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and nine months ended September 30, 2023 of 34.8% and 46.0% differed from the U.K. statutory rate of 23.5% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”) and settlement of the Italy tax audit.

The effective income tax rate for the three and nine months ended September 30, 2022 of 6.7% and 14.3% differed from the U.K. statutory rate of 19.0% primarily due to the low tax cost on the sale of our Italian commercial services business, foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, and the impact of the international provisions of the Tax Act.

At September 30, 2023 and December 31, 2022, we had reserves for uncertain tax positions of $14 million and $27 million, respectively.

At September 30, 2023 and December 31, 2022, interest and penalties were accrued for uncertain tax positions of $27 million and $25 million, respectively.

Since February 2020, the Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 were under examination. In October 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities in May 2021 rejecting all findings. In December 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. On September 7, 2023, the Company signed a Settlement Agreement with the Italian Tax Authorities pursuant to which the Company agreed to settle the 2015 and 2016 tax assessments for €10 million. Additionally, the Company agreed to the settle the 2015 and 2016 audit findings that were relevant to tax years 2017-2022 for €13 million. The total impact, net of amounts previously reserved, was $14 million.

12.    Shareholders' Equity

Dividends

In each of the first three quarters of 2023, the Board of Directors of the Parent (the “Board”) declared and paid a quarterly cash dividend of $0.20 per share.

On October 26, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on December 13, 2023, to shareholders of record at the close of business on November 29, 2023. The ex-dividend date is November 28, 2023. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2023	479	(7)	4	476	49	525
Change during period	(14)	3	—	(11)	10	(1)
Reclassified to operations (1)	—	1	—	1	—	1
OCI	(14)	3	—	(11)	10	(1)
Balance at September 30, 2023	465	(4)	4	465	59	523
(1) Unrealized gain on hedges were reclassified into service revenue on the Condensed Consolidated Statements of Operations.

	For the three months ended September 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2022	425	(2)	4	427	66	494
Change during period	(1)	3	—	2	27	29
Reclassified to operations (1)	34	(1)	—	33	—	33
OCI	34	1	—	35	27	62
Balance at September 30, 2022	459	(1)	4	462	93	555
(1) Foreign currency translation adjustments were reclassified into other non-operating expense (income), net for subsidiaries sold and into foreign exchange (gain) loss, net for subsidiaries liquidated on the Condensed Consolidated Statements of Operations. Unrealized loss on hedges were reclassified into service revenue on the Condensed Consolidated Statements of Operations.

	For the nine months ended September 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	(11)	—	—	(11)	4	(7)
Reclassified to operations (1)	—	2	—	2	—	2
OCI	(11)	2	—	(10)	4	(6)
Balance at September 30, 2023	465	(4)	4	465	59	523
(1) Unrealized gain on hedges were reclassified into service revenue on the Condensed Consolidated Statements of Operations.

	For the nine months ended September 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	37	8	1	47	65	111
Reclassified to operations (1)	35	(2)	—	33	—	33
Tax effect	—	(1)	—	(1)	—	(1)
OCI	72	5	1	79	65	143
Balance at September 30, 2022	459	(1)	4	462	93	555
(1) Foreign currency translation adjustments were reclassified into other non-operating expense (income), net for subsidiaries sold and into foreign exchange (gain) loss, net for subsidiaries liquidated on the Condensed Consolidated Statements of Operations. Unrealized loss on hedges were reclassified into service revenue on the Condensed Consolidated Statements of Operations.

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions and shares in thousands, except per share amounts)	2023	2022	2023	2022
Numerator:
Net income attributable to IGT PLC	94	264	164	339

Denominator:
Weighted-average shares - basic	200,464	201,593	200,078	202,669
Incremental shares under stock-based compensation plans	2,649	1,512	2,404	1,435
Weighted-average shares - diluted	203,113	203,105	202,482	204,104

Net income attributable to IGT PLC per common share - basic	0.47	1.31	0.82	1.67
Net income attributable to IGT PLC per common share - diluted	0.46	1.30	0.81	1.66

There were no stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended September 30, 2023 as their inclusion would have had an antidilutive effect. There were nominal unvested restricted stock awards excluded for the nine months ended September 30, 2023 and three and nine months ended September 30, 2022.

14.    Segment Information

Our organizational structure focuses on three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function. We report segmented information based on internal reporting reviewed by the chief operating decision maker for allocating resources and assessing performance.

Segment information is as follows:

	For the three months ended September 30, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	563	—	—	563	—	563
Gaming terminal services	—	136	—	136	—	136
PlayDigital services	—	—	55	55	—	55
Systems, software, and other	13	61	—	75	—	75
Service revenue	576	197	55	828	—	828

Lottery products	25	—	—	25	—	25
Gaming terminals	—	143	—	143	—	143
Other	—	68	1	69	—	69
Product sales	25	212	1	237	—	237
Total revenue	601	409	55	1,065	—	1,065

Operating income (loss)	206	93	16	314	(75)	239
Depreciation and amortization (1)	49	41	3	94	38	131
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the three months ended September 30, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	518	—	—	518	—	518
Gaming terminal services	—	126	—	126	—	126
PlayDigital services	—	—	54	54	—	54
Systems, software, and other	70	58	—	128	—	128
Service revenue	588	184	54	826	—	826

Lottery products	39	—	—	39	—	39
Gaming terminals	—	140	—	140	—	140
Other	—	55	—	55	—	55
Product sales	39	195	—	234	—	234
Total revenue	626	379	54	1,060	—	1,060

Operating income (loss)	211	65	12	287	(76)	211
Depreciation and amortization (1)	50	29	4	82	41	123
(1) Depreciation and amortization excludes amortization of upfront license fees of $46 million.

	For the nine months ended September 30, 2023
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,729	—	—	1,729	—	1,729
Gaming terminal services	—	393	—	393	—	393
PlayDigital services	—	—	168	168	—	168
Systems, software, and other	38	180	—	218	—	218
Service revenue	1,767	573	168	2,508	—	2,508

Lottery products	82	—	—	82	—	82
Gaming terminals	—	418	—	418	—	418
Other	—	171	1	172	—	172
Product sales	82	589	1	672	—	672
Total revenue	1,849	1,162	169	3,180	—	3,180

Operating income (loss)	675	233	48	956	(211)	745
Depreciation and amortization (1)	146	120	9	275	118	393
(1) Depreciation and amortization excludes amortization of upfront license fees of $150 million.

	For the nine months ended September 30, 2022
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,604	—	—	1,604	—	1,604
Gaming terminal services	—	357	—	357	—	357
PlayDigital services	—	—	144	144	—	144
Systems, software, and other	239	171	—	410	—	410
Service revenue	1,843	528	144	2,514	—	2,514

Lottery products	111	—	—	111	—	111
Gaming terminals	—	352	—	352	—	352
Other	—	154	—	154	—	154
Product sales	111	506	—	618	—	618
Total revenue	1,954	1,034	144	3,132	—	3,132

Operating income (loss)	693	174	33	899	(208)	691
Depreciation and amortization (1)	149	86	12	246	118	365
(1) Depreciation and amortization excludes amortization of upfront license fees of $146 million.

15.    Other Non-Operating Expense (Income), Net

($ in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Gain on sale of business	—	(278)	—	(278)
DDI / Benson Matter provision	—	120	—	270
Loss on extinguishment of debt	—	13	4	13
Other expense (income), net	1	6	(1)	3
Total other non-operating expense (income), net	1	(139)	4	8

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2022 Form 20-F.

The following discussion includes information for the three and nine months ended September 30, 2023 and 2022. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” included in the Company's 2022 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Business Overview
The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

We manage and report our operating results through three business segments: Global Lottery, Global Gaming, and PlayDigital, along with a corporate support function. The Company’s operations for the periods presented herein are discussed accordingly.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Palestinian conflict, Argentina’s economic and financial crisis, the possibility of temporary government shutdowns in the U.S., the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three and nine months ended September 30, 2023. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations.

On June 8, 2023, the Company announced its Board of Directors is evaluating potential strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of IGT's portfolio. IGT's Board of Directors is considering a broad range of potential alternatives, including but not limited to a sale, merger or spin-off, as well as retaining and further investing in the Global Gaming and PlayDigital segments. To support the Board of Directors in their assessment, the Company has retained financial advisors, legal counsel and consultants. No decision has been made regarding any alternatives, there is no timeline for the review and there can be no assurance that the exploration of strategic alternatives will result in any transaction. Currently, the extent to which our business could ultimately be impacted, including the extent of fees to be incurred, is unknown.

Critical Accounting Estimates
The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2022 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended September 30, 2023 and 2022

Total revenue

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	828	78	826	78	2	—
Total product sales	237	22	234	22	3	1
Total revenue	1,065	100	1,060	100	5	—

Total revenue for the three months ended September 30, 2023 increased $5 million to $1,065 million from $1,060 million for the prior corresponding period primarily driven by consistent player demand and game and product performance as reflected by higher key performance indicators.

Product sales growth is primarily attributable to our Global Gaming segment which experienced increases in machine units sold and increased gaming system and software sales from the prior corresponding period. Service revenue increased primarily driven by growth in our install base units in our Global Gaming segment from the prior corresponding period. Global Lottery increases, principally due to instant ticket and draw-game same-store sales growth in Italy, and multi-jurisdiction jackpot same-store sales growth in the U.S., were fully offset by the disposal in September 2022 of our Italian Commercial Services business which contributed $56 million in the prior corresponding period. Excluding the contribution from the Italian Commercial Services business, total revenue increased 6% from the prior corresponding period.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	408	49	415	50	(7)	(2)

Cost of services for the three months ended September 30, 2023 decreased $7 million, or 2%, from the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $34 million decrease in point of sale (“POS”) fees due to the disposal of the Italian commercial services business, partially offset by a $9 million increase in POS consumables used in providing instant and draw-based game sales and increased taxes, bank service fees, and recognition of previously capitalized software costs. Within our Global Gaming segment, depreciation and amortization expense increased $11 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022, partially offset by a $7 million reduction in usage-based royalties. In the aggregate, payroll & benefit expenses increased by $5 million as a result of increased headcount. As a percentage of service revenue, cost of services decreased by approximately 100 basis points primarily due to our Global Lottery and PlayDigital segments experiencing improved operating leverage.

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	146	62	149	64	(3)	(2)

Cost of product sales decreased $3 million, or 2%, from the prior corresponding period, primarily as a result of a 36% decrease in Global Lottery product sales. Cost of product sales as a percentage of product sales revenue decreased by approximately 210 basis points principally due to improved supply chain conditions and improved product mix in the Global Gaming segment.

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	217	20	207	20	9	4

Selling, general and administrative expenses increased $9 million, or 4%, from the prior corresponding period. This increase was primarily attributable to an $18 million increase in costs for outside legal and technical consultants in aggregate, principally associated with the ongoing strategic assessment, an $8 million increase in payroll & benefit expenses primarily due to increased head count, partially offset by lower expected credit loss reserves, depreciation and amortization, other personnel costs and incentives, and insurance & taxes.

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	55	5	67	6	(12)	(18)

Research and development for the three months ended September 30, 2023 decreased $12 million, or 18%, from the prior corresponding period, primarily due to process improvements resulting in higher capitalization of software development activities within Global Gaming and Global Lottery which offset higher payroll and benefit costs.

Non-operating expenses

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	73	7	73	7	—	—
Foreign exchange gain, net	(23)	(2)	(37)	(3)	13	36
Other non-operating expense (income), net	1	—	(139)	(13)	140	101
Total non-operating expenses (income)	50	5	(103)	(10)	154	149

Interest expense, net remained relatively flat compared to the prior corresponding period primarily due to the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt”, offset by higher borrowings on the Revolving Credit Facilities compared to the prior corresponding period.

Foreign exchange gain, net was a $23 million gain, compared to a $37 million gain for the prior corresponding period. Foreign exchange gain, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt, partially offset by a $10 million increase in foreign exchange losses on the Argentine peso in the current period.

Other non-operating expense (income), net was $1 million of expense, compared to $139 million of income for the prior corresponding period. During the prior corresponding period, the Company completed the sale of its Italian commercial services business, resulting in a $278 million gain, which was partially offset by the recognition of $120 million of expense representing our best estimate of probable loss associated with the DDI / Benson Matter provision at that time.

Provision for income taxes

	For the three months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	66	6	21	2	45	> 200

The increase in the provision for income taxes for the three months ended September 30, 2023 was primarily driven by the $29 million non-recurring tax benefit arising from the DDI/Benson Matter for the three months ended September 30, 2022 and the settlement of the 2015-2022 Italy tax audit in the three months ended September 30, 2023.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	563	518	45	9
Systems, software, and other	13	70	(57)	(81)
Total service revenue	576	588	(11)	(2)

	For the three months ended September 30,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	0.2%	(0.5)%
Multi-jurisdiction jackpots	25.2%	46.7%
Total	3.1%	3.3%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(1.0)%	(0.2)%
Multi-jurisdiction jackpots	25.2%	46.7%
Total	2.8%	4.7%

Italy same-store sales growth (%)
Instant ticket & draw games	4.7%	(1.5)%

Operating and facilities management contracts revenue for the three months ended September 30, 2023 increased $45 million, or 9%, from the prior corresponding period. This increase was primarily the result of a $50 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 4.7% increase in Italy same-store sales for instant and draw-based and in the aggregate a 3.1% increase in global same-store sales. Partially offsetting the increase was a decrease in lottery management agreement (“LMA”) revenue of $5 million principally due to lower incentives expected in North America.

Systems, software, and other revenue for the three months ended September 30, 2023 decreased by $57 million, or 81%, from the prior corresponding period primarily due to the sale of our Italian commercial services business on September 14, 2022.

Product sales

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$	%
Lottery products	25	39	(14)	(36)
Total product sales	25	39	(14)	(36)

Lottery products revenue for the three months ended September 30, 2023 decreased $14 million, or 36%, from the prior corresponding period, principally due to $11 million of higher sales experienced in the prior corresponding period for system software upgrades in New Zealand and other International lottery customers, as well as a $6 million decrease in instant ticket printing operations in North America from large game deliveries in the prior corresponding period, partially offset by increased system deliveries.

Operating Margins

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Gross margin
Service	281	279	2		1
% of service revenue	49%	47%	130	bps
Product	3	8	(5)		(66)
% of product sales	11%	20%	(910)	bps

Gross margin as a percentage of service revenue increased to 49% from 47%, or 130 basis points, from the prior corresponding period primarily as a result of decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the high POS commission fees.

Gross margin on product sales for the three months ended September 30, 2023 decreased $5 million from the prior corresponding period primarily related to product mix as well as decreased production demand and timing of instant ticket printing sales.

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / Basis Points (“bps”)		%
Operating income	206	211	(5)		(2)
Operating margin	34%	34%	—	bps

Segment operating margin remained relatively flat as compared to the prior corresponding period.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the three months ended September 30,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	136	126	9	7
Systems, software, and other	61	58	3	6
Total service revenue	197	184	13	7

	For the three months ended September 30,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	52,627	48,527	4,100	8

Total yields(1)	$30.32	$31.09	$(0.77)	(2)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.
Gaming terminal services revenue for the three months ended September 30, 2023 increased $9 million, or 7%, from the prior corresponding period. This increase was primarily driven by a 8% increase in installed base units and yields of $30.32 per unit per day primarily attributable to game performance.

Systems, software, and other revenue for the three months ended September 30, 2023 increased $3 million, or 6%, from the prior corresponding period principally related to an increase in recurring software revenue on our poker install base.

Product sales

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$	%
Gaming terminals	143	140	3	2
Gaming other	68	55	13	24
Total product sales	212	195	16	8

	For the three months ended September 30,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	9,158	8,965	193	2

Gaming terminals for the three months ended September 30, 2023 increased $3 million, or 2%, from the prior corresponding period. This increase was primarily associated with an increase of 193 in machine units sold, primarily driven by replacement machine units in the United States and Canada, partially reduced by the global average selling price decreasing 2% as compared to the prior corresponding period due to a shift in mix.

Gaming other for the three months ended September 30, 2023 increased $13 million, or 24%, from the prior corresponding period, principally related to an $11 million increase in gaming system sales and an $8 million increase in software sales, primarily from poker site license sales, partially offset by a $9 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

Operating Margins

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	110	108	2		2
% of service revenue	56%	58%	(270)	bps
Product	90	79	11		14
% of product sales	42%	40%	200	bps

Gross margin as a percentage of service revenue for the three months ended September 30, 2023 decreased to 56% from 58% from the prior corresponding period primarily resulting from an increase in depreciation and amortization expense driven by a larger install base.

Gross margin as a percentage of product sales for the three months ended September 30, 2023 increased to 42% from 40% for the prior corresponding period principally as a result of improved supply chain related costs, product mix, and high-margin poker licensing sales.

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	93	65	28		42
Operating margin	23%	17%	600	bps

Operating margin for the three months ended September 30, 2023 increased to 23% from 17% for the prior corresponding period primarily due to an increase in revenues of $29 million resulting from increased demand in terminal sales and consistent game performance, as well as process improvements resulting in higher capitalization of software development activities. Increased unit sales, system deliveries, and a larger install base improved overall operating leverage as the business continues to return to pre-pandemic scale.

PlayDigital

Revenues and Key Performance Indicators

Service Revenue

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	55	54	—	1
Total service revenue	55	54	—	1

PlayDigital services revenue for the three months ended September 30, 2023 remained relatively flat, increasing 1% from the prior corresponding period principally related to a $2 million increase in iCasino primarily from higher wide area progressive (“WAP”) revenues, mostly offset by a $2 million decrease in PlaySports driven by increased online and neighboring market competition causing a decrease in player demand and platform operators experiencing a lower hold percentage.

Operating Margins

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	40	37	3		8
% of service revenue	73%	68%	500	bps

Gross margin on service revenue for the three months ended September 30, 2023 increased to 73% from 68% for the prior corresponding period primarily driven by increased operating leverage.

	For the three months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	16	12	4		32
Operating margin	28%	22%	600	bps

Operating margin for the three months ended September 30, 2023 increased to 28% from 22% for the prior corresponding period primarily driven by a higher gross service margin.

Results of Operations

Comparison of the nine months ended September 30, 2023 and 2022

Total revenue

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	2,508	79	2,514	80	(6)	—
Total product sales	672	21	618	20	54	9
Total revenue	3,180	100	3,132	100	48	2

Total revenue for the nine months ended September 30, 2023 increased $48 million, or 2%, to $3,180 million from $3,132 million for the prior corresponding period due primarily to player demand and product and game performance, as reflected by higher key performance indicators.

Product sales growth is primarily attributable to our Global Gaming segment experiencing increases in both machine units sold and a higher global average selling price from the prior corresponding period. Service revenue increases in our Global Gaming and PlayDigital segments were driven by game performance and player demand. Global Lottery increases, principally due to multi-jurisdiction jackpot game same-store sales in the U.S. and instant ticket and draw-game same-store sales in Italy, were fully offset by the disposition in September 2022 of our Italian Commercial Services business which contributed $197 million in the prior corresponding period as well as unfavorable foreign currency impacts primarily related to the euro of $17 million. Excluding the contribution from the Italian Commercial Services business, total revenue increased 8%, with service revenue in our Global Lottery segment increasing 7%.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	1,208	48	1,263	50	(55)	(4)

Cost of services for the nine months ended September 30, 2023 decreased $55 million, or 4%, from the prior corresponding period primarily attributable to our Global Lottery segment experiencing a $127 million decrease in POS fees due to the disposal of the Italian Commercial Services business, partially offset by a $21 million increase in POS consumables used in providing instant and draw-based game sales, an $11 million increase in the amortization of capitalized software costs, an $8 million increase in insurance and taxes, and a $10 million increase in bank service fees, postage, and freight in the aggregate. Additionally, within our Global Gaming segment, depreciation and amortization expense increased $29 million due primarily to amortization expense related to a multi-year license agreement of intellectual property entered into in December 2022 partially offset by a $21 million reduction in usage-based royalties. Increased payroll & benefits in Global Gaming and PlayDigital of $13 million correlate to the service revenue growth in those segments.

As a percentage of service revenue, cost of services decreased by approximately 210 basis points in total. The overall increase in gross service margin was $50 million primarily due to the disposal in September 2022 of the lower margin Italy Commercial Services business, with gross margin as a percentage of service revenue increasing 200 basis points and 660 basis points in our Global Lottery and PlayDigital segments, respectively, and our Global Gaming segment decreasing (40) basis points.

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	404	60	388	63	15	4

Cost of product sales increased $15 million, or 4%, from the prior corresponding period, primarily as a result of a $54 million increase in total product sales. Cost of product sales as a percentage of product sales decreased by approximately 280 basis points principally due to product mix.

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	645	20	595	19	50	8

Selling, general and administrative increased $50 million, or 8%, from the prior corresponding period. This increase was primarily attributable to an increase in payroll & benefit and incentive compensation costs across all segments of $24 million in the aggregate primarily due to increased headcount, and a $25 million increase in costs for outside legal and financial consultants in the aggregate for all segments, principally associated with the ongoing strategic assessment and increased legal accruals related to Texas Fun 5’s instant ticket game in Global Lottery.

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	177	6	185	6	(8)	(4)

Research and development decreased $8 million, or 4%, from the prior corresponding period primarily due to process improvements resulting in increased capitalization of software development activities, partially offset by increases in payroll and benefits and incentive compensation costs.

Non-operating expenses

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	214	7	223	7	(10)	(4)
Foreign exchange loss (gain), net	8	—	(59)	(2)	67	114
Other non-operating expense, net	4	—	8	—	(4)	(53)
Total non-operating expenses	226	7	172	6	53	31

Interest expense, net decreased $10 million, or 4%, from the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” compared to the prior corresponding period.

Foreign exchange loss (gain), net was an $8 million loss, compared to a $59 million gain for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt, and includes a $19 million loss related to the devaluation of the Argentine peso for the nine months ended September 30, 2023.

Other non-operating expense, net for the nine months ended September 30, 2023 was $4 million of expense, compared to $8 million of expense for the prior corresponding period. During the nine months ended September 30, 2023, the Company recognized $4 million in losses on extinguishment of debt. During the prior corresponding period, the Company completed the sale of its Italian commercial services business, resulting in a $278 million gain, which was offset by the recognition of

$270 million of expense for the settlement of the DDI / Benson Matter provision and $13 million in losses on extinguishment of debt.

Provision for income taxes

	For the nine months ended September 30,
	2023		2022		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	239	8	74	2	165	> 200

The increase in provision for income taxes for the nine months ended September 30, 2023 was primarily driven by a higher valuation allowance related to our business interest expense limitation carryforward, the impact of the international provisions of the U.S. Tax Cut and Jobs Act of 2017, and the settlement of the 2015-2022 Italy tax audit. In addition, there was no tax benefit arising from the DDI / Benson Matter for the nine months ended September 30, 2023, compared to a $66 million tax benefit for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$	%
Operating and facilities management contracts	1,729	1,604	125	8
Systems, software, and other	38	239	(201)	(84)
Total service revenue	1,767	1,843	(76)	(4)

	For the nine months ended September 30,
(% on a constant-currency basis)	2023	2022
Global same-store sales growth (%)
Instant ticket & draw games	2.5%	(5.4)%
Multi-jurisdiction jackpots	22.8%	(1.2)%
Total	4.3%	(5.1)%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	1.0%	(3.3)%
Multi-jurisdiction jackpots	22.8%	(1.2)%
Total	3.4%	(3.1)%

Italy same-store sales growth (%)
Instant ticket & draw games	7.8%	(11.8)%

Operating and facilities management contracts revenue for the nine months ended September 30, 2023 increased $125 million, or 8%, from the prior corresponding period. This increase was primarily the result of a $112 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced same-store sales growth of 7.8% in Italy, and a 4.3% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 22.8% increase, primarily attributable to elevated jackpot levels in the United States. Additionally, other lottery revenues increased $8 million principally due to iLottery fees and licensed content for instant ticket services as well as a $2 million increase in LMA incentive revenue.

Systems, software, and other revenue for the nine months ended September 30, 2023 decreased by $201 million, or 84%, from the prior corresponding period primarily due to the sale of our Italian commercial services business on September 14, 2022.

Product sales

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$	%
Lottery products	82	111	(29)	(26)
Total product sales	82	111	(29)	(26)

Lottery products revenue for the nine months ended September 30, 2023 decreased $29 million, or 26%, from the prior corresponding period, principally due to higher sales experienced in the prior corresponding period for terminal and system deliveries related to the contract renewal with the Poland Lottery and a prior year system software upgrade in New Zealand, as well as a decrease in instant ticket printing operations revenue due primarily to the timing of customer deliveries.
Operating Margins

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	890	891	(1)		—
% of service revenue	50%	48%	200	bps
Product	24	28	(4)		(13)
% of product sales	30%	25%	440	bps

Gross margin as a percentage of service revenue increased to 50% from 48% for the prior corresponding period primarily as a result of increased Operating and facilities management contracts revenue as discussed above and decreased Systems, software, and other revenue from the former Italy commercial services business where margins were typically lower as a result of the POS fees.

Gross margin on product sales for the nine months ended September 30, 2023 increased 440 basis points from the prior corresponding period principally due to product mix.

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	675	693	(18)		(3)
Operating margin	36%	35%	100	bps

Segment operating margin increased 100 basis points primarily as a result of increased Operating and facilities management contracts revenue coupled with the increase in higher margin product sales compared with the prior corresponding period as discussed above.

Global Gaming

Revenues and Key Performance Indicators

Service revenue

	For the nine months ended September 30,		Change
($ in millions, except yields)	2023	2022	$	%
Gaming terminal services	393	357	36	10
Systems, software, and other	180	171	9	5
Total service revenue	573	528	45	8.6

	For the nine months ended September 30,		Change
	2023	2022	Units / $	%
Installed base units
Total installed base units	52,627	48,527	4,100	8

Total yields(1)	$30.01	$29.94	$0.07	—
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services revenue for the nine months ended September 30, 2023 increased $36 million, or 10%, from the prior corresponding period. This increase was primarily driven by an 8% increase in installed base units and yields remaining at heightened levels of $30.01 per unit per day primarily attributable to game performance.

Systems, software, and other revenue for the nine months ended September 30, 2023 increased $9 million, or 5%, from the prior corresponding period principally related to an increase in systems maintenance and recurring software revenue from our poker install base.

Product sales

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$	%
Gaming terminals	418	352	66	19
Gaming other	171	154	17	11
Total product sales	589	506	83	16

	For the nine months ended September 30,		Change
	2023	2022	Units / $	%
Global machine units sold
Total machine units sold	25,699	23,337	2,362	10

Gaming terminals for the nine months ended September 30, 2023 increased $66 million, or 19%, from the prior corresponding period. This increase was primarily associated with an increase in machine units sold of 2,362, primarily driven by replacement machine units in the United States and Canada and a 7% higher global average selling price than those in the prior corresponding period.

Gaming other for the nine months ended September 30, 2023 increased $17 million, or 11%, from the prior corresponding period, principally related to a $28 million increase in system sales, a $19 million increase in poker software licenses and game conversions, partially offset by a $33 million decrease in intellectual property licenses associated with patents tied to remote game server solutions and game features.

Operating Margins

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	324	300	23		8
% of service revenue	56%	57%	(40)	bps
Product	248	206	42		21
% of product sales	42%	41%	140	bps

Gross margin as a percentage of service revenue for the nine months ended September 30, 2023 remained relatively flat with a 40 basis point decrease compared to the prior corresponding period as costs increased in proportion to revenues.

Gross margin as a percentage of product sales for the nine months ended September 30, 2023 increased to 42% from 41% for the prior corresponding period, principally as a result of increased unit sales and a higher average selling price as referenced above, offset by unfavorable product mix due to high margin intellectual property revenues in the prior period.

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	233	174	59		34
Operating margin	20%	17%	300	bps

Operating margin for the nine months ended September 30, 2023 increased to 20% from 17% for the prior corresponding period primarily due to an increase in revenues of $128 million resulting from the increased demand of terminal sales and game performance, as well as process improvements resulting in higher capitalization of software development activities. Increased unit sales, system deliveries, poker licensing sales, and high yields on our installed base units improved operating leverage.

PlayDigital

Revenues and Key Performance Indicators

Service Revenue

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$	%
PlayDigital services	168	144	25	17
Total service revenue	168	144	25	17

PlayDigital services revenue for the nine months ended September 30, 2023 increased $25 million, or 17%, from the prior corresponding period, principally related to a $16 million contribution from the acquisition of iSoftBet, $5 million from higher WAP performance, and a $5 million increase in PlaySports driven by the expansion into new jurisdictions and growth in existing market from sports betting solutions in the period.

Operating Margins

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Gross margin
Service	123	95	27		29
% of service revenue	73%	66%	660	bps

Gross margin as a percentage of service revenue for the nine months ended September 30, 2023 increased to 73% from 66% for the prior corresponding period primarily driven by higher service revenues and increased operating leverage.

	For the nine months ended September 30,		Change
($ in millions)	2023	2022	$ / bps		%
Operating income	48	33	15		46
Operating margin	28%	23%	500	bps

Operating margin for the nine months ended September 30, 2023 increased to 28% from 23% for the prior corresponding period primarily driven by gross service margin, partially offset by increased investments in research & development, and increased selling, general, and administrative costs to support growth.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the next 12 months from the date of issuance of these Condensed Consolidated Financial Statements and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At September 30, 2023 and December 31, 2022, the Company's total available liquidity was as follows, respectively:

($ in millions)	September 30, 2023	December 31, 2022
Revolving Credit Facilities	1,339	1,822
Cash and cash equivalents	558	590
Total Liquidity	1,897	2,412

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

During the nine months ended September 30, 2023, the Company settled multiple long-term debt obligations through the use of cash on hand and utilization of the revolving credit facilities. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” included herein for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At September 30, 2023 and December 31, 2022, approximately 28% and 20% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027 and the Revolving Credit Facilities.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	September 30, 2023		December 31, 2022
($ in millions)	$	%	$	%
Euros	327	59	312	53
U.S. dollars	100	18	147	25
Other currencies	132	24	131	22
Total Cash	558	100	590	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. As a result of the continued instability of the Argentine peso, at September 30, 2023, $14 million of the Company’s cash in Argentina was held in a money market fund and $3 million was held in a fixed income fund in an effort to offset the negative impact of further continued devaluation. Argentina’s economy remains highly inflationary for accounting purposes.

At September 30, 2023, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2022 Form 20-F. Additionally, there have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2022 Form 20-F.

Cash Flow Summary

The following tables summarize the Condensed Consolidated Statements of Cash Flows. A complete Condensed Consolidated Statements of Cash Flows is provided in the Condensed Consolidated Financial Statements included herein.
Cash Flow - Operating Activities

	For the nine months ended September 30,
($ in millions)	2023	2022	$ Change
Net cash provided by operating activities	641	621	20

Non-cash adjustments to net income for the nine months ended September 30, 2023 were $657 million, compared to $405 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were related to the $278 million gain on the sale of the Italian Commercial Services Business in the prior corresponding period, $152 million in additional deferred income taxes, unfavorable changes in foreign exchange of $67 million, and an increase in depreciation and amortization of $32 million, partially offset by a decrease due to the absence of the $270 million DDI / Benson Matter provision recorded in the prior period and a $9 million decrease in losses on the extinguishment of debt from the prior corresponding period.

Changes in operating assets and liabilities resulted in cash outflows of $297 million and $229 million for the nine months ended September 30, 2023 and 2022, respectively, primarily increasing due to the $220 million payment of the DDI / Benson Matter provision, partially offset due to a $115 million decrease in accrued income taxes payable as well as a reduction in interest payments.

Cash Flow - Investing Activities from Continuing Operations

	For the nine months ended September 30,
($ in millions)	2023	2022	$ Change
Net cash (used in) provided by investing activities	(289)	145	(433)

During the nine months ended September 30, 2023, the Company used $289 million of net cash for investing activities, an increase of $433 million from the prior corresponding period, principally due to $497 million generated from the sale of the Italy Commercial Services Business in the prior corresponding period and a $75 million increase in capital expenditures, primarily related to capitalized software expenses, offset by a decrease of $142 million related to the acquisition of iSoftBet in the prior period.

Cash Flow - Financing Activities

	For the nine months ended September 30,
($ in millions)	2023	2022	$ Change
Net cash used in financing activities	(371)	(1,085)	714

During the nine months ended September 30, 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $462 million, dividends paid and capital returned to non-controlling interests of $210 million, dividends paid to shareholders of $120 million, $66 million of net repayments from financial liabilities related to our factoring program, and $15 million of payments made on deferred license obligations. These cash outflows were partially offset by net proceeds from the Revolving Credit Facilities and short-term borrowings of $478 million and $56 million, respectively.

During the nine months ended September 30, 2022, cash flows used in financing activities primarily included $597 million, dividends paid and capital returned to non-controlling interests of $236 million, dividends paid to shareholders of $121 million, repurchases of common stock of $93 million, and net repayments of short-term borrowings of $51 million. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $42 million.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended September 30, 2023		For the nine months ended September 30,
($ in millions, except per share amounts)	2023	2022	2023	2022
Dividends paid per share of common stock	$0.20	$0.20	$0.60	$0.60
Total dividends paid	40	40	120	121

On October 26, 2023, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on December 13, 2023, to shareholders of record at the close of business on November 29, 2023. The ex-dividend date is November 28, 2023.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2022 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on February 28, 2023, except as noted in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 10. Commitments and Contingencies” included in the accompanying financial statements.
Item 1A.    Risk Factors

Information on the Company’s risk factors appear in “Part I, Item 3.D. Risk Factors” of the 2022 Form 20-F, which should be carefully considered in conjunction with “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes included herewith, and the Forward-Looking Statements Safe Harbor. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Forward-Looking Statements Safe Harbor. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Except as set forth below, there have been no material updates or changes to the risk factors previously disclosed in the Company’s 2022 Form 20-F.

Risks related to the Company's Business and Industry

Divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. and on September 14, 2022, a wholly-owned subsidiary of the Company completed the sale of the Company’s Italian commercial services business to PostePay S.p.A. – Patrimonio Destinato IMEL. On June 8, 2023, the Company also announced a review of potential strategic alternatives for the Global Gaming and PlayDigital segments, which includes the potential sale of these segments.

Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of revenues, increased customer concentration, departures of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the third quarter ended September 30, 2023.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through September 30, 2023, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2023 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 19,968,394 of the Parent’s ordinary shares. This authority remains valid until November 8, 2024, unless previously revoked, varied, or renewed at the Parent’s 2024 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: October 31, 2023